SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.
(Registrant)

Date: October 12, 2010	By:	/s/ Longgen Zhang
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

JinkoSolar Announces 130 MW Solar Module Supply Agreement with a Leading Global PV Company

SHANGHAI, China, October 12, 2010 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing solar product manufacturer with low-cost operations based in China, announced today that it has signed a 130 megawatt (“MW”) solar photovoltaic module supply agreement with a leading global PV company.

Under the terms of the agreement, JinkoSolar will supply to the customer a total quantity of 130 MW of solar modules beginning in 2011 and continuing throughout the year. The agreement, which will be in effect through 2011, is an extension of a current contract with the customer that is scheduled to be fully performed in 2010.

Mr. Xiande Li, Chairman of the Board of Directors at JinkoSolar, added, “The current contract extension deepens our strong relationship and demonstrates the customer’s recognition of JinkoSolar’s module quality, continuous technological enhancements and best-in-class after-sales services. We look forward to continuing to work with this marquee customer as well as expanding JinkoSolar’s brand recognition as a leading provider of solar modules.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing solar product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China. JinkoSolar has built a vertically integrated solar product value chain from recovered silicon materials to solar modules. JinkoSolar’s principal products are silicon wafers, solar cells and solar modules. As of December 31, 2009, JinkoSolar had an aggregate of more than 440 silicon wafer, solar cell and solar module customers from China, Hong Kong, Taiwan, the Netherlands, Germany, the United States, India, Belgium, Singapore, Korea, France, Spain and Israel and other countries or regions. For more information about JinkoSolar, please visit http://www.jinkosolar.com .

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s registration statement on Form F-1, as amended. All information provided in this press release is as of October 12, 2010. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

E-mail: jks@ogilvy.com